                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                   FORM 10-SB



               GENERAL INFORMATION FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934






                              AMERICAN GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)




          Nevada                                                 88-0326984
-------------------------------                              -------------------
(State of Other Jurisdiction of                                 (IRS Employer
Incorporation or Organization)                               Identification No.)

10570 Hagen Ranch Road, Boynton Beach, Florida                      33437
(Address of Principal Executive Offices)                          (Zip Code)



                     tel. (877) 266-2987 fax (561) 477-7255
              ---------------------------------------------------
              (Registrant's Telephone Number, including Area Code)



         Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.

         Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001

                                TABLE OF CONTENTS

                                     PART I
                                     ------

Item 1.  Description of Business.............................................. 1

Item 2.  Management's Discussion and Analysis................................. 5

Item 3.  Description of Property.............................................. 8

Item 4.  Security Ownership of Certain Beneficial Owners and Management....... 8

Item 5.  Directors, Executive Officers, Promoters and Control Persons......... 9

Item 6.  Executive Compensation...............................................10

Item 7.  Certain Relationships and Related Transactions.......................11

Item 8.  Description of Securities............................................11

                                     PART II
                                     -------

Item 1.  Market Price of and Dividends
                  on the Registrant's Common Equity and
                  Other Shareholder Matters...................................13

Item 2.  Legal Proceedings....................................................13

Item 3.  Changes in and Disagreements With Accountants........................13

Item 4.  Recent Sales of Unregistered Securities..............................14

Item 5.  Indemnification of Directors and Officers............................15

                                    PART F/S
                                    --------

                  The financial information required by this item is included as set forth on Page F-1.

                                    PART III
                                    --------

Item 1.  Index to Exhibits....................................................16

Item 2.  Description of Exhibits

                  The Exhibits required by this item are included as set forth in the Exhibit Index.

                                     PART I
                                     ------

Item 1.  Description of Business

Introduction

         The name of the Company is American Group, Inc. (the "Company"). Since May, 1998, the Company's principal business has been the custom blending of soil mixes for the commercial nursery industry. The Company entered the custom soil blending business with the acquisition of LPS Acquisition Corp. which does business under the name Lantana Peat and Soil ("LPS"). LPS is a distributor of custom blended soil mixes to several hundred wholesale nursery customers located primarily in Florida. Prior to May, 1998, the Company was inactive.

         The Company has executed a letter agreement dated July 2, 1999, whereby the rights the Company has to acquire Torland 9006-1474, Quebec, Inc. have been extended through August 15, 1999. The purchase will require the Company to pay $400,000 at the time of closing and an additional $800,000 during the following year. Further, the Company will be required to issue an additional 700,000 shares of its common stock at time of closing. The Company is presently trying to raise the capital needed to close the transaction in an exempt offering of debt. There can be no assurance that the Company will be successful with this or any other activity to raise additional capital.


History

         The Company was incorporated in the State of Nevada in October, 1994. There are 50,000,000 shares of common stock authorized of which 18,115,000 are presently issued and outstanding. In November, 1998, the Company effectuated a reverse 1:10 stock split of its issued and outstanding shares.

         On May 31, 1998 the Company acquired all the common stock of LPS for 120,000 shares of the Company's common stock and assumption of accounts payable, accrued expenses and notes payable. In addition, the Company purchased all the common stock of Lator International, Inc for 30,000 shares of the Company's common stock and assumption of accrued expenses and notes payable.

Business Activities

         The Company, through its wholly owned subsidiary LPS, is a custom blender of soil mixes for the commercial nursery industry. The Company produces over 300 custom soil blends.

         In February, 1999, the Company began construction of a new $1,500,000 soil blending facility located near Homestead, Florida, the heart of the Florida nursery industry, which will have the capacity to produce upwards of $15,000,000 in blended soil products annually. In addition to the increased capacity, the new facility is located within fifteen minutes drive time to the Homestead markets. The plant is anticipated to be completed in October , 1999.

Soil Blending

         The Company's ingredients for custom soil blending are Canadian and Florida peat moss, sawdust, sand, wood chips, pine bark and wood mulch. The soil blends are made for a specific purpose such as the germination of seeds, the propagation of cuttings, growing plants and flowers in pots.

         The Company obtains raw materials for its blending processes from locations throughout Florida and Southern Georgia, except for it's sphagnum peat moss which comes from Canada. No other growing medium can cost effectively control soil aeration and water retention as well as peat moss.


Differentiation From Competition

         The Company differentiates itself from competitors by its exclusive relationship with Torland, which allows it to purchase high quality sphagnum peat moss at approximately 66% of the cost of other suppliers, and its planned "state of the art" mixing plant located near Homestead, Florida which will significantly increase the Company's capacity to produce its custom blended soil products with efficiencies that will reduce the Company's current operating costs, and enhance its commitment to customer service.

Seasonality

         The Company's customers are primarily commercial nurseries which require soil mixes on a twelve month basis. The Company's strongest months for delivery to customers occurs during April through June and mid-August through November.

Marketing

         The Company markets its products by direct sales. LPS's current customer base is composed of approximately 350 commercial nurseries throughout Florida.

Financing

         The Company currently internally finances its routine operating activities.

Government Regulation

         The Company is subject to federal, state and local regulations including environmental protection regulations. Such regulations deal with the handling, transport and disposal of materials the Company uses in its processes. The Company believes that it is in compliance with these regulations.

Trademarks

         The Company has registered trademarks for the names "AGRO PEAT & SOIL", "AGROMIX" and "AGROMAX".

Employees

         As of March, 1999, the Company had twelve employees of which four are in management. The Company believes that its labor relations are good. No employee is represented by a labor union.


Subsidiaries

         The Company has two wholly-owned subsidiaries, LPS Acquisition Corp., a Florida corporation, dba Lantana Peat and Soil and Lator International, Inc. ("Lator"), a Florida corporation. LPS operates the soil mixing business of the Company. Lator was acquired for its right to acquire Torland.

         The principal executive offices of the Company are located at 10570 Hagen Ranch Road, Boynton Beach, Florida 33437, tel. (877) 266-2987. The Company's stock symbol on the OTCBB is "MOSS".

                                  Risk Factors

Going Concern Considerations

         In Note 2 to the audited financial statements, the Company's independent auditors have reported that the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The Company's operating losses and the Company's need for financing raises substantial doubt about the Company's ability to continue as a going concern. During the year ended May 31, 1999, the Company incurred net losses of $1,099,167 and during the year ended May 31, 1998, the Company incurred a net loss of $2,997,532. Also, during the year ended May 31, 1999, the Company had negative cash flow from operations of $531,863. These factors along with an accumulated deficit of $4,142,023 at May 31, 1999 raise substantial doubt about the Company's ability to continue as a going concern.

         In the event that the Company is unable to generate sufficient revenues from operations, or is unable to obtain additional financing, it may be unable to provide for its present cost levels, and this raises substantial doubt about the Company's ability to continue as a going concern.

         Management's plans in regard to this matter are to raise capital, become profitable by integrating its operations with Torland and increase efficiency by relocating its operations into a new state of the art soil blending facility near Homestead, Florida, close to the major portion of its customer base. Additionally, the Company plans, along with the integration with Torland, to begin utilizing this state of the art soil blending plant, which management believes will substantially decrease its operating costs. Management believes these efforts will generate positive cash flow. There can be no assurance that the Company's planned financing activities will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

         1. The Company's ability to obtain adequate sources of debt or equity funding to meet current levels of operations and fund the expansion of its business operations;

         2. The ability of the Company to acquire or internally develop viable businesses and assets; and

         3. The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain and expand its operations.

Financing

         Until such time as the operating results of the Company improve sufficiently, the Company must obtain outside financing to fund the expansion of the business and to meet the obligations of the Company as they become due. Any additional debt or equity financing may be dilutive to the interests of the shareholders of the Company. Such outside financing must be provided from the Company's operations, or from the sale of equity securities, borrowing, or other sources of third party financing in order for the Company to expand its operations. Further, the sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in assets of the Company being pledged as collateral and loan terms which would increase its debt service requirements and could restrict the Company's operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to the Company.

Competition

         There are a number of companies which provide soil mixes to commercial nurseries. Other companies emphasize service, price, or distribution as competitive strategies. Many of the Company's competitors are well established companies with substantially greater capital resources, research and development staffs and facilities, and substantially greater marketing capabilities than the Company. No assurances can be given that the Company will be able to successfully compete with such companies or alternative technologies.

Certain Securities Law Considerations

         The Company's stock is considered penny stock and subject to the penny stock rules promulgated under the Securities Exchange Act of 1934, Rules 15g-1 to 15g-9. The penny stock rules require broker-dealers to take steps under certain circumstances prior to executing any penny stock transactions in customer accounts. Among other things, Rule 15g-3 requires a broker or dealer to advise potential purchasers of a penny stock of the lowest offer and highest bid quotations for such stock, and Rule 15g-4 requires a broker or dealer to disclose to the potential purchaser its compensation in connection with such transaction. Under Rule 15g-9, a broker or dealer who recommends such securities to persons other than established customers must make a special written suitability determination for the purchaser and receive the purchaser's prior agreement to such a transaction. The effect of these regulations may be to delay transactions in stocks that are deemed to be penny stocks, and therefore sales of the Company's common stock by brokers or dealer and resales by investors could be adversely affected.

Item 2.  Management Discussion and Analysis of Financial Condition

         The following Management Discussion and Analysis of Financial Condition is qualified by reference to and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto as set forth beginning on page F-1.

Forward-looking Statement and Information

         The Company is including the following cautionary statement in this Form 10-SB for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to effectuate and successfully operate acquisitions and the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions.

Introduction

         The Company adopted a new fiscal year end, May 31, 1998. Prior to this change, the Company used the calendar year. The following presentation of the Management Discussion and Analysis of Financial Condition covers the five months ended May 31, 1998 and the year ended May 31, 1999.

         The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining equity capital and commencing profitable operations. While pursuing equity capital, the Company must continue to operate on cash flow generated from operations and financing activity. The Company experienced a loss of $1,099,167 for the year ended May 31, 1999 and has a negative working capital of $585,516. In 1998 and 1999, the Company loaned Torland $967,500 (in connection with four different agreements totalling $967,500) to fund its operations and to acquire capital assets. It is uncertain whether the funds will be repaid. In the event that the Company completes its acquisition of Torland this indebtedness will become an intercorporate liability. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are to raise capital, become profitable by integrating its operations with Torland and increase efficiency by relocating its operations into a new state of the art soil blending facility in Homestead, Florida, close to the major portion of its customer base. Additionally, the Company plans, along with the integration with Torland, to begin utilizing this state of the art soil blending plant, which management believes will substantially decrease its operating costs. Management believes these efforts will generate positive cash flow.

Five Months Ended May 31, 1998

         For the five months ended May 31, 1998 the Company was inactive.

         For the five months ended May 31, 1998, the Company's principal source of revenue consisted of miscellaneous income which is not expected to reoccur.

         Operating expenses for the five month period ended May 31, 1998 consisted of general and administrative expenses of $21,532. In addition the Company provided for a $3,000,000 impairment loss on its purchased goodwill.

         The Company had a net loss of $2,997,532 for the five month period ended May 31, 1998. Due to the utilization of its net operating loss no provision for income taxes was required.

Year Ended May 31, 1999

         Revenues for the year ended May 31, 1999 were $2,240,995 which consisted of revenues from LPS, which the Company acquired in May, 1998. There were no revenues for the five months ended May 31, 1998.

         Gross profit margins as a percentage of revenues for the year ended May 31, 1999 were 6.9%.

         Operating expenses for the year ended May 31, 1999 were $1,174,428 consisting of selling, general and administrative expenses, including the payment-in-kind of common stock of the Company valued at $100,000.

         The net loss of $1,099,167 for the year ended May 31, 1999 consists of non-cash losses of $240,687 (which includes depreciation and amortization costs of $140,687, and expenses for professional fees of $100,000) and operating losses of $858,480.

         At May 31, 1999, the Company had cash and cash equivalents of $13,397 which was an increase of $9,850 compared to the cash held at May 31, 1998. During the year ended May 31, 1999, the Company used net cash for operations of $531,863, which was primarily due to the Company's operating loss. This was funded by additional borrowings. In addition, the Company had a working capital deficit of $483,529 at May 31, 1999.

Qualitative Discussion

         The Company believes that LPS's present operations may not require that LPS obtain any additional capital during the next twelve months. However, one of the Company's objectives for the next twelve months is to increase the capital base of LPS, so that LPS can increase the scope of its operation with the construction of its new soil blending facility, and to acquire additional soil blending capacity. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms for the purpose of increasing the capital base of LPS. During late 1998, the Company raised approximately $950,000 in cash through the sale of its common stock in a private placement.

         The Company anticipates that most, if not all, of any acquisitions it may make during the next twelve months would be of operating entities that have employees, or of assets that have employees associated with such assets. Accordingly, the Company anticipates that there would be a significant increase in the number of its employees at the operating unit or subsidiary level, at such time, if any, that acquisitions may be consummated.

         The Company believes that LPS's cash requirements for LPS's current operations during the next twelve months can be met through LPS's internal cash flow from operations. The Company's other cash requirements would be in connection with additional capital for LPS's growth, in an amount not yet determined, if any, and for the acquisition of Torland or other assets, if any, in the amount not yet determined. The Company must pay $1,200,000 and 700,000 shares of its common stock to acquire the equity of Torland.

         Until such time as the operating results of the Company improve sufficiently, the Company must obtain outside financing to fund the expansion of the business and to meet the obligations of the Company as they become due. Any additional debt or equity financing may be dilutive to the interests of the shareholders of the Company. Such outside financing must be provided from the Company's operations, or from the sale of equity securities, borrowing, or other sources of third party financing in order for the Company to expand its operations. Further, the sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in assets of the Company being pledged as collateral and loan terms which would increase its debt service requirements and could restrict the Company's operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to the Company.

Year 2000 Issues

         The Company presently believes that its computers are Y2K compliant and the Company presently anticipates no Y2K impact in connection with its suppliers or customers. However, the Company is presently assessing its Year 2000 compliance status and the status of its suppliers and customers.

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using"00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of business activities.

         Based on ongoing assessments, the Company believes that no significant modifications of existing computer software will be required. The Company believes that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company also believes that costs related to the Year 2000 issue will not be significant.

         The Company has assessed its relationships with significant suppliers and customers to determine the extent to which the Company is vulnerable to any known third party's failure to remedy their own Year 2000 issues. Based on these assessments, management believes that significant exposure does not exist with respect to known third parties.

         Y2K Contingency Plans. In the event that the Company's computers ultimately are shown not to be Y2K compliant, the Company will acquire compliant computers.

Item 3.  Description of Property.

         The Company's principal executive offices are located at 10570 Hagen Ranch Road, Boynton Beach, Florida 33437 in 1,400 square feet of office space on a month to month lease for $4,000 per month, which includes approximately 11 acres of land where the Company operates its soil mixing business. LPS plans on relocating near Homestead, Florida in October, 1999. The Company will lease that facility for $7,500 per month (adjusted annually) as part of a ten year lease with an additional five consecutive three year option terms. The Company believes that its properties are adequate for its present needs and that suitable space will be available to accommodate its future needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information as of July 15, 1999, with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.


                                          Number of Shares
                                          of Common Stock          Percent
         Name                             Beneficially Owned       of Class
         ----                             ------------------       --------

Eric W. Deckinger                        7,020,000                 38.7%
10570 Hagen Ranch Road
Boynton Beach, Florida 33437

John Stewart                             -0-                        -0-%
10570 Hagen Ranch Road
Boynton Beach, Florida 33437

Atlas Marketing Associates               3,500,000(1)              19.3%
Companies House Tower Street
Ramsey, Isle of Man

M. J. Shulman, Inc.
d/b/a Shulman & Associates               1,405,000(2)               7.7%
7777 Glades Avenue, Suite 214
Boca Raton, Florida 33434

Karvi Corp.                              1,400,000(3)               7.7%
6021 Main Street
Voorhees, New Jersey  08043


All Officers and Directors as
a Group--Two Persons                     7,020,000                 38.7%

----------
(1) Atlas Marketing Associates is majority owned and controlled by R. B. Emory
(2) M. J. Shulman, Inc. is majority owned and controlled by Manny Shulman
(3) Karvi Corp. is majority owned and controlled by Karlton Zamost.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The following table sets forth the directors and executive officers of the Company.

         Name and Address                   Age             Position
         ----------------                   ---             --------

         Eric W. Deckinger                  52              Director, President

         John Stewart                       53              Director, Treasurer
                                                            and Vice-president

         Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. There is no family relationship between or among any of the directors and executive officers of the Company. The Company does not pay any cash compensation for attendance at directors meetings or participation in directors functions.

Biographies

         Eric W. Deckinger is the president and a director of the Company, positions he has held since May 1998. Mr. Deckinger was the owner and executive officer of LPS and its predecessor Kedac, Inc. from 1994 until LPS was acquired by the Company in 1998.

         Mr. Deckinger was the principal shareholder, director and executive officer of Kedac, Inc. In December 1994, Kedac, Inc., purchased certain assets from Can-Flo International, Inc., which at that time owned Lantana Peat & Soil. Shortly thereafter, a creditor of Can-Flo International, Inc. filed suit against Kedac, Inc. and Mr. Deckinger claiming a fraudulent transfer of certain assets from Can-Flo International to Kedac, Inc. In January 1997, Kedac, Inc. filed under Chapter 11 of the Bankruptcy Code in order to stop the litigation. In August, 1997, the court approved a liquidating Chapter 11 plan for Kedac, Inc. whereby LPS Acquisition Corp. purchased certain assets of Kedac, Inc. and assumed certain liabilities of Kedac, Inc. One of the assets acquired by LPS was the name Lantana Peat and Soil and LPS has continued to operate the Company under that name. The lawsuit was discharged in Bankruptcy as to Kedac, Inc. in August 1997. The Company subsequently acquired LPS Acquisition Corp. in May, 1998. As to Mr. Deckinger the litigation is still pending. Mr. Deckinger has denied all of the allegations in the litigation and has vigorously defended himself in this matter. Currently the parties are in negotiations to resolve the outstanding litigation.

         Prior to 1994, Mr. Deckinger was the President of Leonard L. Farber, Incorporated, a privately held developer of commercial real estate, where Mr. Deckinger managed more the $400 million of real estate development and construction. Mr. Deckinger has a B.S. degree from the University of Pittsburgh.

         The Company owns a $3,000,000 key man life insurance policy on Mr. Deckinger.

         John Stewart was the general manager of Kedac, Inc. the predecessor of LPS in 1994 (which was acquired by LPS in 1997) until LPS was acquired by the Company in 1998. He has been a Director of the Company since May, 1998. Prior to 1994, Mr. Stewart was employed by Kedac, Inc., the predecessor of LPS.

Item 6.  Executive Compensation.

                  The following table reflects compensation for services to the Company for the fiscal years ended May 31 , 1999 and 1998 of the chief executive officer. No other executive officer of the Company received compensation which exceeded $100,000 during 1999 and 1998.

                           SUMMARY COMPENSATION TABLE
                           --------------------------


                                ANNUAL COMPENSATION               LONG TERM COMPENSATION
                           -----------------------------      ------------------------------
                                                                AWARDS                      PAYOUTS
                                                  OTHER       -----------                   -------     ALL
NAME AND                                          ANNUAL      RESTRICTED    SECURITIES                  OTHER
PRINCIPAL                                         COMPEN-     STOCK         UNDERLYING      LTIP        COMPEN-
POSITION          YEAR     SALARY (1)    BONUS    SATION      AWARDS        OPTIONS/SARS    PAYOUTS     SATION
----------        -----    ----------    -----    ------      ------------- ------------ ----------     -------
Eric W.           1998     $ 93,600        -0-    10,050      -0-                -0-          -0-        -0-
Deckinger         1997     $ -0-           -0-    -0-         -0-                -0-          -0-        -0-
President

Employment Agreements

         The Company does not have an employment contract with any of its employees.

Employee Stock Option Plan

         The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel, and the Board of Directors of the Company may adopt an employee stock option program. The purpose of the stock option program will be to further the interest of the

Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to key employees and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining key employees and directors.

Item 7.  Certain Relationships and Related Transactions.

         The current Board of Directors of the Company has adopted a policy that Company affairs will be conducted in all respects by standards applicable to publicly-held corporations and that the Company will not enter into any transactions and/or loans between the Company and its officers, directors and 5% stockholders, unless the terms are no less favorable than could be obtained from independent third parties and unless such transactions are approved by a majority of the independent disinterested directors of the Company.

         In November, 1998, the Company issued 10,000,000 shares of common stock to Atlas Marketing Association, Inc. for cash consideration of $950,000 pursuant to an exemption under Rule 504 of Regulation D of the Act. Atlas was an accredited investor. The Company believes that Atlas had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.

         In November, 1998 the Company issued 7,500,000 shares of common stock to Eric W. Deckinger in exchange for the assumption by Mr. Deckinger, a Director and President of the Company of $750,000 of the Company's debt to third parties. The Company believes that Mr. Deckinger had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.


         In May, 1999, the Company issued 862,158 shares of nonvoting preferred stock to MJ Shulman, Inc. in exchange for $862,158 of the Company's debt held by and loaned by MJ Shulman, Inc.. The Company believes that MJ Shulman, Inc. had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that MJ Shulman, Inc. was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.


Item 8.  Description of Securities.

         The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value and 10,000,000 Series A nonvoting preferred stock, $.001 par value. As of July 15, 1999, the Company had issued and outstanding 18,115,000 shares of common stock and 862,158 nonvoting preferred stock.

         The following summary description of the securities of the Company is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are filed as exhibits to this Form 10-SB.

Common Stock

         The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company. The holders of common stock have the sole right to vote, except as otherwise provided by law or by the Articles of Incorporation. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.

         The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor only after accrued dividends are paid to holders of preferred stock and other senior securities. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them subject to the rights of holders of preferred stock and other senior securities.

Preferred Stock

         There have been designated 1,000,000 shares of Series A Preferred Stock (the "Preferred Stock"). The Preferred Stock has a stated value of $1.00 per share. The holders of Preferred Stock are entitled to receive dividends at the rate of 5% per annum payable semi-annually, in arrears. At the sole discretion of the Company, the dividends may be paid in cash, or by the in-kind payment of common stock. A cash dividend shall only be made out of funds legally available therefor. If dividends are paid in common stock, the value of the in-kind common stock shall be the Current Market Price (as defined below). In the event the Company fixes a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution with respect to the Common Stock payable in (i) securities of the Company other than shares of Common Stock or (ii) assets, then and in each such event the holders of Preferred Stock shall receive, at the same time such distribution is made with respect to Common Stock, the number of securities or such other assets of the Company which they would have received had their Preferred Stock been converted into Common Stock immediately prior to the record date for determining holders of Common Stock entitled to receive such distribution. The Preferred Stock is not convertible into any security of the Company. The Preferred Stock shall have no voting rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to receive out of assets of the Corporation available for distribution to stockholders, before any distribution of assets is made to holders of any other class of capital stock of the Corporation, an amount equal to $1.00 per share, plus accumulated and unpaid dividends thereon to the date fixed for distribution. At or before May 31, 2004, if there is a transaction resulting in any person or group acquiring beneficial or pecuniary ownership of 50% or more of the common equity of the Corporation, then the Corporation, at its sole discretion, may redeem any and/or all of the shares of Series A Preferred Stock as may be outstanding, upon thirty days written notice to holders. In such event, the Redemption Price for each share of Series A Preferred Stock shall be $3.00, plus cash payment for accumulated and unpaid dividends thereon to the date fixed for redemption. At any time after May 31, 2004, the Corporation, at its sole discretion, may redeem any and/or all of the shares of Series A Preferred Stock as may be outstanding, upon thirty days written notice to holders. The Redemption Price for each share of Series A Preferred Stock shall be $1.40, plus cash payment for accumulated and unpaid dividends thereon to the date fixed for redemption. The Company has issued and outstanding 862,158 shares of Preferred Stock.

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Stock and
                  Other Shareholder Matters.

         The Company's common stock is currently traded on the over-the-counter bulletin board ("OTCBB") under the symbol "MOSS." The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for the common stock of the Company as reported on the OTCBB . The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.

         To the best of the Company's knowledge, from March 31, 1997 to May 31, 1998, no broker-dealer made an active market or regularly submitted quotations for the Company's stock, and that during this period, there were only a de minimis and infrequent number of trades and de minimis trading volume.

                                    HIGH              LOW
QUARTER ENDED                       BID                      BID
-----------------                   -----                    -----

March 31, 1997                    $    (*)                  $   (*)
June 30, 1997                     $    (*)                  $   (*)
September 30, 1997                $    (*)                  $   (*)
December 31, 1997                 $    (*)                  $   (*)

March 31, 1998                    $    (*)                  $   (*)
June 30, 1998 (**)                $   2-1/2                 $  7/8
September 30, 1998 (**)           $     7/8                 $   .10
December 31, 1998                 $   5.00                  $   .40

March 31, 1999                    $   4-5/16                $ 3-7/8
June 30, 1999                     $   3-3/4                 $ 2-1/2

----------
(*) During this period, there were only a de minimis and infrequent number of trades and a de minimis trading volume.

(**) Pre-reverse split. On December 21, 1998 The Company executed a 10 to 1 reverse split of its Common Stock.

         The bid price on the Company's common stock was $2.375 per share on July 15, 1999.

         As of July 15, 1999, there were approximately 675 holders of record of the Company's common stock.

         The Company's transfer agent is Silverado Stock Transfer, Inc., 8170 Southeastern Avenue, #4-236, Las Vegas, Nevada 89123, (702) 263-0920.

Dividend Policy

         The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

Item 2.  Legal Proceedings.

         None.

Item 3.  Changes in and Disagreements With Accountants.

         Mr. Kurt D. Saliger, C.P.A. ("Saliger"), conducted the audits of the Company for the years ended December 31, 1997 and 1996. Saliger was dismissed on December 21, 1998. There were no disagreements on accounting matters or financial disclosures. Kurt D. Saliger, C.P.A. has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

         (a) On December 21, 1998, the Company engaged Sweeney, Gates & Co.("Sweeney, Gates") as its independent accountant. The decision to engage Sweeney, Gates as the Company's independent accountant was approved by the President of the Company. The decision to change auditors was based on the Company's relocation of its executive offices to Florida.

         (b) In a report dated March 2, 1998 Saliger reported on the Company's financial statements as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended. The report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles.

         (c) Since December 31, 1997 and through the present, there were no reportable events requiring disclosure pursuant to Item 304 of Regulation S-B.

         (d) Effective December 21, 1998, the Company engaged Sweeney, Gates as its independent accountant. During the two calendar years ended December 31, 1997, and since then, neither the Company nor anyone on its behalf consulted Sweeney, Gates regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Sweeney, Gates provided to the Company a written report or oral advice regarding such principles or audit opinion.

Item 4.  Recent Sales of Unregistered Securities.

         During the past three years, the following transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof except as otherwise indicated below. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

         In November, 1998 the Board of Directors issued 120,000 shares of common stock to Coventry Industries Corp. to complete the previous acquisition of LPS from Coventry pursuant to an agreement between the Company and Coventry. The Company believes that Coventry had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the receipt of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition.

         In November, 1998 the Company issued 7,500,000 shares of common stock to Eric W. Deckinger in exchange for the assumption by Mr. Deckinger, a Director and President of the Company of $750,000 of the Company's debt to third parties. The Company believes that Mr. Deckinger had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.


         In November, 1998 the Company issued 80,000 shares of common stock to three persons who provided professional services to the Company. The Company believes that each of these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. All of these persons were providers of professional services to the Company and in such capacity they were knowledgeable about the Company's operations and financial condition.

         In November, 1998, the Company issued 10,000,000 shares of common stock to Atlas Marketing Association, Inc. for cash consideration of $950,000 pursuant to an exemption under Rule 504 of Regulation D of the Act. Atlas was an accredited investor. The Company believes that Atlas had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.


         In May, 1999, the Company issued 862,158 shares of nonvoting preferred stock to MJ Shulman, Inc. in exchange for $862,158 of the Company's debt held by and loaned by MJ Shulman, Inc.. The Company believes that MJ Shulman, Inc. had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that MJ Shulman, Inc. was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.


Item 5.  Indemnification of Directors and Officers.

         The following summary description of material provisions of the Company's Articles of Incorporation and Bylaws is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are included as exhibits to this Form 10-SB.

         The Company's Articles of Incorporation, Article 10, provides that no Director or Officer of the Company shall be personally liable to the corporation of any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director of officer for acts or omission which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article of the Stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Company for acts or omission prior to such repeal or modification.

         The Company's Bylaws, Article IX, provides:

         a.) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or interstate representative is or was a director, officer or employee of the Company or any company in which he served as such at the request of the Company shall be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action suit or proceeding or in connection with any appeal therein that such officer director or employee is liable for the gross negligence of misconduct in the performance of his duties.


         b.) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of the section

         c.) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case in which there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant of the then existing rules of the American Arbitration Association.


                                    PART F/S

         The financial information required by this item is included as set forth on Page F-1.

                                    PART III

Item 1. Index to Exhibits.
All exhibits set forth below are provided herewith.

         3.1            Articles of Incorporation and Amendments thereto.

         3.2            By-Laws and Amendments thereto.

         4.1            Form of Common Stock Certificate.

         4.2 Form of Certificate of the Designation, Preferences, Rights and Limitations of Series A Preferred Stock

        10.1      LPS Acquisition Agreement dated May 28, 1998

        10.2      Torland Acquisition agreement dated May 1999

        10.3      Torland loan document #1

        10.4      Torland loan document #2

        10.5      Torland loan document #3

        10.6      Torland loan document #4

        16.1      Letter on change of certifying accountant

        21.1      Subsidiaries of the registrant

        27.1      Financial Data Schedule for the period ended December 31, 1997

        27.2      Financial Data Schedule for the period ended May 31, 1998

        27.3      Financial Data Schedule for the period ended May 31, 1999.

Item 2.  Description of Exhibits.

                  The Exhibits required by this item are included as set forth in the Exhibit Index.


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     American Group, Inc.

August ___________, 1999                             By /s/ Eric W. Deckinger
                                                     Director and President

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS



                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                      F-1

INDEPENDENT ACCOUNTANTS REPORT                                          F-2

CONSOLIDATED FINANCIAL STATEMENTS

         Consolidated Balance Sheets                                    F-3

         Consolidated Statements of Income                              F-4

         Consolidated Statements of Stockholders' Equity                F-5

         Consolidated Statements of Cash Flows                          F-6

         Notes to the Consolidated Financial Statements                 F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Stockholders and
Board of Directors
American Group, Inc.


We have audited the accompanying consolidated balance sheets of American Group, Inc. and subsidiaries as of May 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended May 31, 1999 and the five months ended May 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Group, Inc. as of May 31, 1999 and 1998 and the results of its consolidated operations and its consolidated cash flows for the year ended May 31, 1999 and the five months ended May 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 and 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                   Sweeney, Gates & Co.
July 22, 1999
Fort Lauderdale, FL

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
American Group, Inc.
Las Vegas, Nevada


         I have audited the accompanying related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 of American Group, Inc. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the results of their operations of American Group, Inc. and their cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.




                                                     Kurt D. Saliger, CPA

March 2, 1998
Las Vegas, Nevada

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                              MAY 31, 1999 and 1998

ASSETS
                                                                                    1999             1998
                                                                                -----------       -----------
      Current assets:
           Cash                                                                 $    13,397       $     3,547
           Accounts receivable, less allowance for doubtful accounts
               of $10,000 in 1999 and 1998, respectively                             90,102           227,680
           Stock subscription receivable                                            151,839              --
           Inventory                                                                 79,009            44,116
           Prepaid expenses                                                            --               7,890
                                                                                -----------       -----------
               Total current assets                                                 334,347           283,233

      Property, plant and equipment, net of accumulated
      depreciation of $101,716 and $0, respectively                                 309,082           152,183

      Other assets:
           Note receivable                                                          967,500           399,000
           Interest receivable                                                      101,987            43,667
           Equipment deposit                                                        187,500              --
           Goodwill less accumulated amortization of
               $38,971 and $0 in 1999 and 1998, respectively                        740,447           821,480
           Other                                                                      3,984             3,984
                                                                                -----------       -----------
                                                                                $ 2,644,847       $ 1,703,547
                                                                                ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
      Current liabilities:
           Cash overdraft                                                       $      --         $    39,357
           Current portion of notes payable                                         199,751           979,404
           Current portion of capital lease obligation payable                       75,343              --
           Accounts payable and accrued expenses                                    644,769           391,036
                                                                                -----------       -----------
               Total current liabilities                                            919,863         1,409,797
                                                                                -----------       -----------
      Long term liabilities:
           Long term debt less current portion                                       52,689           291,603
           Long term capital lease obligation less current portion                  107,157              --
                                                                                -----------       -----------
                                                                                    159,846           291,603
                                                                                -----------       -----------
      Stockholders' equity:
           Preferred stock, $.001 par value, 10,000,000 shares authorized;
               862,158 issued and outstanding in 1999                                   862              --
           Common stock, $.001 par value, 50,000,000 shares authorized,
               18,115,000 and 535,000 shares issued and outstanding,                 18,115               535
               respectively
           Additional paid-in capital                                             5,688,184         3,044,468
           Accumulated deficit                                                   (4,142,023)       (3,042,856)
                                                                                -----------       -----------
               Total stockholders' equity                                         1,565,138             2,147
                                                                                -----------       -----------
                                                                                $ 2,644,847       $ 1,703,547
                                                                                ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                  Year ended            Five months ended            Year ended
                                                                 May 31, 1999              May 31, 1998             Dec. 31, 1997
                                                                 ------------              ------------             -------------
Revenue                                                         $  2,240,995             $                        $
Cost of sales                                                      2,086,746                     --                       --
                                                                ------------             ------------             ------------
Gross profit                                                         154,249                     --                       --
Selling, general and administrative expenses                       1,174,428                   21,532                    8,907
                                                                ------------             ------------             ------------
Operating loss                                                    (1,020,179)                 (21,532)                   8,907
                                                                ------------             ------------             ------------
Other income (expenses):
   Impairment loss of purchased intangible assets                       --                 (3,000,000)                    --
   Interest expense                                                 (153,420)                    --                       --
   Interest income                                                    74,432                     --                       --
   Other income                                                         --                     24,000                     --
                                                                ------------             ------------             ------------
                                                                     (78,988)              (2,976,000)                    --
                                                                ------------             ------------             ------------
Net income (loss)                                               $ (1,099,167)            $ (2,997,532)            $     (8,907)
                                                                ============             ============             ============
Net income (loss) per share, basic and fully diluted            $      (0.11)            $      (7.78)                    --
                                                                ============             ============             ============
Weighted average shares outstanding                               10,001,154                  385,000                  385,000
                                                                ============             ============             ============







      The accompanying are an integral part of these financial statements.
                                      F-4

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         FOR THE YEAR ENDED MAY 31, 1999
       THE FIVE MONTHS ENDED MAY 31, 1998 AND YEAR ENDED DECEMBER 31, 1997


                                                     Preferred Stock           Common Stock
                                                     ----------------       --------------------
                                                     Shares    Amount       Shares        Amount
                                                     ------    ------       ------        ------
Balance, January 1, 1997                               --        --         140,000    $    140
     Forward Stock Split                               --        --       3,360,000       3,360
     Forward Stock Split                               --        --         350,000         350
                                                   --------   ------     ----------    --------
Balance, December 31, 1997                             --     $  --       3,850,000    $  3,850
     Reverse stock split                               --        --      (3,465,000)     (3,465)
     Issuance of shares for purchase of LPS
       Acquisition, Inc. and Lator International,
       Inc                                             --        --         150,000         150
     Net Loss                                          --        --            --          --
                                                   --------   ------     ----------    --------
Balance, May 31, 1998                                  --        --         535,000         535
     Sale of common stock                              --        --      10,000,000      10,000
     Conversion of notes payable                    862,158      862      7,500,000       7,500
     Common stock issued in connection with
         compensation to certain consultants           --        --          80,000          80
     Net loss                                          --        --            --          --
                                                   --------   ------     ----------    --------
Balance, May 31, 1999                               862,158   $  862     18,115,000    $ 18,115
                                                   ========   ======     ==========    ========

                                                        Additional
                                                         paid-in       Accumulated
                                                         capital         deficit        Total
                                                      ------------     -----------      -----
Balance, January 1, 1997                              $    44,863    $   (36,417)   $     8,586
     Forward Stock Split                                   (3,360)          --             --
     Forward Stock Split                                     (350)          --             --
                                                      -----------    -----------    -----------
Balance, December 31, 1997                            $    41,153    $   (45,324)   $      (321)
     Reverse stock split                                    3,465           --             --
     Issuance of shares for purchase of LPS
       Acquisition, Inc. and Lator International,
       Inc                                              2,999,850           --        3,000,000
     Net Loss                                                --       (2,997,532)    (2,997,532)
                                                      -----------    -----------    -----------
Balance, May 31, 1998                                   3,044,468     (3,042,856)         2,147
     Sale of common stock                                 940,000           --          950,000
     Conversion of notes payable                        1,603,796           --        1,612,158
     Common stock issued in connection with
         compensation to certain consultants               99,920           --          100,000
     Net loss                                                --       (1,099,167)    (1,099,167)
                                                      -----------    -----------    -----------
Balance, May 31, 1999                                 $ 5,688,184    $(4,142,023)   $ 1,565,138
                                                      ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements
                                      F-5

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year ended           Five months ended          Year ended
                                                                  May 31, 1999             May 31, 1998           Dec. 31, 1997
                                                                  ------------             ------------           -------------
Cash flows from operating activities:
Net income (loss)                                                 $(1,099,167)            $(2,997,532)              $ (8,907)
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Amortization                                                     38,971                    --                     --
      Depreciation                                                    101,716                    --                     --
      Issuance of common stock for services                           100,000                    --                     --
      Impairment loss of purchased intangible assets                     --                 3,000,000                   --
      Changes in assets and liabilities
        Accounts receivable                                           137,578                    --                     --
        Other receivables                                             (57,821)                   --                     --
        Inventory                                                     (34,893)                   --                     --
        Prepaid expenses                                                7,890                    --                     --
        Bank overdraft                                                (39,357)                   --                     --
        Accounts payable and accrued expenses                         313,220                    --                     --
                                                                  -----------             -----------              ---------
     Net cash provided by (used in) operations                       (531,863)                  2,468                 (8,907)
                                                                  -----------             -----------              ---------
Cash flows from investing activities:
      Purchase of equipment                                          (258,615)                   --                     --
      Deposit on new equipment                                       (187,500)                   --                     --
                                                                  -----------             -----------              ---------

     Net cash used by investing activities                           (446,115)                   --                     --
                                                                  -----------             -----------              ---------
Cash flows from financing activities:
       Issuance of notes receivable                                  (568,500)                (49,000)                  --
       Proceeds from notes payable                                    722,387                  50,000                   --
       Payments on loans payable                                   (1,575,879)                   --                     --
       Proceeds from sale of common stock                           2,409,820                    --                     --
                                                                  -----------             -----------              ---------

     Net cash provided by financing activities                        987,828                   1,000                   --
                                                                  -----------             -----------              ---------

Net increase(decrease) in cash                                          9,850                   3,468                 (8,907)

Cash at beginning of year                                               3,547                      79                  8,986
                                                                  -----------             -----------              ---------

Cash at end of year                                               $    13,397             $     3,547               $     79
                                                                  ===========             ===========              =========
Supplemental disclosure of cash flow information:
    Cash paid during the year for interest                        $   145,434             $      --                 $   --
                                                                  ===========             ===========              =========
    Cash paid during the year for taxes                           $      --               $      --                 $   --
                                                                  ===========             ===========              =========

   The accompanying notes are an integral part of these financial statements.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - American Group, Inc. (the "Company") was incorporated on October 14, 1994 under the laws of the State of Nevada. The Company was inactive and in the development stage until May 31, 1998 when it purchased LPS Acquisition Corp. ("LPS") and Lator International, Inc. ("Lator"). The Company changed its year-end from December 31 to May 31 effective May 31, 1998. LPS wholesales custom blended soil mixes to customers in Florida. Lator had no transactions except notes receivable and payable. Lator also owns the right to purchase Torland 9006-1974 Quebec, Inc. ("Torland"), a Canadian entity that controls leases for a peat bog and operates a facility which harvests and packages peat.

Principles of consolidation - The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Inventory - Inventory, consisting mainly of finished product, is stated at lower of cost or market. Provision for potentially unsaleable inventory is made based upon management's analysis of inventory levels and future sales forecasts.

Property, plant, and equipment - Property, plant, and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

Goodwill - The excess of the cost over the fair value of net assets acquired is amortized on a straight-line basis over 20 years.

Asset Impairment - The Company periodically evaluates the recoverability of its long-lived assets, comparing the respective carrying values to the current and expected future cash flows to be generated from such assets. The recoverability of property, plant, and equipment, intangible assets and goodwill are evaluated on a separate basis for the Company and each acquisition.

Income tax - Income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income (loss) per share - The Company accounts for income taxes according to Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires presentation of basic and diluted earnings or loss per share. The Company does not have any potentially dilutive shares outstanding. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period.

Fair value of financial instruments - The fair value of the Company's financial instruments such as accounts receivables, accounts payable, and notes payable approximate their carrying value.

Reclassification - Certain previously reported amounts have been reclassified to conform with the current presentation.


2.       GOING CONCERN

The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining equity capital and commencing profitable operations. During the interim, the Company must continue to operate on cash flows generated from loans and raising capital. The Company experienced a loss of $1,099,167 for the year ended May 31, 1999, and has a negative working capital of $585,516. In 1999 and 1998, the Company loaned Torland $967,500 to fund its operations and to acquire capital assets. It is uncertain whether the funds will be repaid. (See Note 4). These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are to raise capital, become profitable by integrating its operations with Torland and increase efficiency by relocating its operations into a new facility in Homestead, Florida, near its customer base. Additionally, the Company plans, upon integration with Torland, to begin utilizing this new facility, which management believes will substantially decrease its operating costs. Management believes these efforts will generate positive cash flow.


3.       ACQUISITIONS

On May 28, 1998 the Company acquired all the common stock of LPS for 120,000 shares of the Company's stock and assumption of accounts payable, accrued expenses and notes payable.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



3.       ACQUISITIONS (continued)

In addition, the Company purchased all the common stock of Lator for 30,000 shares of the Company's stock and assumption of accrued expenses and notes payable.

The purchase price was as follows:

      Value of stock at market                               $   3,000,000
      Fair value of liabilities assumed                          1,569,580
                                                             -------------
                                                             $   4,569,580
                                                             =============
The transaction was recorded as follows:

      Impairment of acquired intangible assets               $   3,000,000
      Fair value of assets                                         790,162
      Goodwill                                                     779,418
                                                             -------------
                                                             $   4,569,580
                                                             =============

Concurrently with its valuation, and in accordance with SFAS 121, management evaluated the various intangible assets and determined that such assets were permanently impaired due to the Company's current period operating loss combined with a history of operating losses. Therefore, an impairment for the intangibles of $3,000,000 was recognized in 1998.

The following unaudited pro forma summary presents the consolidated results of operations of the Company for the five months ended May 31, 1998 as if the acquisition had occurred on January 1, 1998:

      Revenue                                          $      820,415

      Net Loss                                               (593,284)

      Net loss per share
                                                       $        (1.54)

The unaudited pro forma assumes the amortization of goodwill of $16,238 for the five months.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



4.       NOTE RECEIVABLE

The note receivable consisted of the following:

                                                                   1999          1998
                                                                   ----          ----
      10% demand note receivable due from Torland
          9006-1474, Quebec, Inc.                             $ 967,500     $ 399,000
                                                              =========     =========

At May 31, 1999 and 1998, $101,987 and $43,667 was due the Company for interest. This amount has been classified as long term since it will be used for the acquisition of Torland, which has principally long-term assets.


5.       PROPERTY, PLANT, AND EQUIPMENT

Property and equipment consisted of the following at May 31:

                                                     1999              1998       Estimated
                                                     ----              ----      Useful Life
      Machinery and equipment              $      279,134     $      43,009       2-5 years
      Furniture and fixtures                       19,300            14,285       1-5 years
      Vehicles                                    112,364            94,889       3-5 years
                                            -------------     -------------
                                                  410,798           152,183

      Accumulated depreciation                   (101,716)                -
                                           --------------     -------------

                                           $      309,082     $     152,183
                                           ==============     =============


Depreciation expense for 1999 was $101,716.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



6.            NOTES PAYABLE

Notes payable consisted of the following at May 31:

                                                                                         1999                1998
                                                                                         ----                ----

      Demand note, non-interest bearing, due to the President                       $     17,425        $           -

      Demand note, non-interest bearing, due to an individual, payable
           in monthly installments of $1,500                                              27,160               34,660


      Note payable, 10% interest, due to a finance company, payable in monthly installments of $1,992, due October 2002, secured by
           1998 dump truck                                                                70,355               86,347


      Demand note payable, 10% interest due to an individual,
           guaranteed by Coventry Industries Corp. and the President                     137,500                    -
           collateralized by accounts receivable and inventory

      Note payable, prime rate of interest, due to a bank secured by the
           President's home and securities, guaranteed by the President, payments of interest only of $3,272 monthly. Maturing on
           October 12, 1998, (See Note 9)                                                      -              450,000


      Note payable, 13% interest, due to a finance company secured by the securities of the president, accounts receivable, inventory and guaranteed by the President and his wife, payments of interest only of $3,250 monthly through November 1998, then principal
           and interest maturing on November 2000, (See Note 9)                                -              300,000

      Demand note, 10% interest, due to investment banking firm,                               -              400,000
            (See Note 10)                                                           ------------        -------------


                                                                                         252,440            1,271,007
         Less:  current maturities                                                      (199,751)            (979,404)
                                                                                    ------------        -------------


                                                                                    $     52,689        $     291,603
                                                                                    ============        =============

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



6.       NOTES PAYABLE (continued)

Maturities of long-term debt are as follows:

      2000                                                   $    199,751
      2001                                                         19,516
      2002                                                         21,560
      2003                                                         11,613
                                                             ------------

                                                             $    252,440
                                                             ------------


7.       CAPITAL LEASE OBLIGATIONS

The Company leases certain operating equipment, which were accounted for as capital leases. At May 31, 1999, the equipment and accumulated depreciation was as follows:



      Machinery and equipment                                $    225,887
         Less:  accumulated depreciation                          (31,103)
                                                             ------------

                                                             $    194,784
                                                             ============

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of May 31, 1999:

      2000                                                   $    105,953
      2001                                                         64,177
      2002                                                         22,401
      2003                                                         22,401
      2004                                                          3,734
                                                             ------------

      Total minimum lease payments                                218,666
         Less:  amount representing interest                      (36,166)
                                                             ------------

      Present value of net minimum lease payments                 182,500
         Less:  current portion                                   (75,343)
                                                             ------------
                                                             $    107,157
                                                             ============

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



8.       OPERATING LEASES

The Company has various operating leases with terms from one to six years. Expenses for the leases for the year ended May 31, 1999 totaled $147,460. The Company conducts its operations from a leased facility which is renewed on a month to month basis pending the Company's relocation to its new facility in Homestead, Florida.

Future minimum rental payments for operating leases with initial or remaining noncancelable lease terms in excess of one year are as follows at May 31, 1999:


                 2000                                $      54,185
                 2001                                       54,185
                 2002                                       29,216
                 2003                                       22,362
                 2004                                        1,863
                                                     -------------

                 Total minimum payments              $     161,811
                                                     =============


9.       ISSUANCE OF COMMON STOCK

In November 1994, the Company issued 30,000 shares of common stock for cash of $7,500. In June 1996, the Company issued 10,000 shares of common stock for cash of $12,503. In October 1996, the Company issued 100,000 shares of common stock for cash of $25,000. On April 19, 1997, at a special meeting of the directors, the directors approved, effective immediately, a forward stock split of 25 to 1; increasing the number of common shares outstanding from 140,000 to 3,500,000 common shares outstanding.

On December 18, 1997, at a special meeting of the directors, the directors approved, effective immediately, a forward stock split of 1.1 to 1; increasing the number of common shares outstanding from 3,500,000 to 3,850,000.

On November 16, 1998, the Company approved a reverse stock split of 1 to 10; decreasing the number of common shares outstanding from 3,850,000 to 385,000. This reverse split has been retroactively applied to all periods presented.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9.       ISSUANCE OF COMMON STOCK (continued)

On November 16, 1998 the Company sold 10,000,000 shares of its common stock for cash consideration of $950,000 pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended. In connection with this transaction, stock subscriptions receivable were $151,839 at May 31, 1999. This amount has been received by the Company during June 1999. The Company also issued 7,500,000 of common stock to its President in exchange for $750,000 of outstanding debt held by the President (See Note 6). In November 1998 the Company issued 80,000 shares of common stock at $.125 per share in exchange for professional services rendered to the Company.


10.      PREFERRED STOCK

On May 31, 1999, the Company issued 862,158 shares of preferred stock to an investment banker, in exchange for $862,158 of debt and accrued interest (See
Note 6). The terms of the preferred stock include a 5% non-cumulative dividend, payable in stock or cash. The Company has the right to redeem the preferred stock at 140% if the Company is not sold or at 300% if the Company is sold.


11.      INCOME TAXES

The company had available a net operating loss carryforward of $42,856 as of December 31, 1997, which it utilized to offset taxable income for the five months ended May 31, 1998. However, due to change in control and a change in business, the carryforwards were eliminated.

The Company had available at May 31, 1999, a net operating loss carry-forward for federal and state tax purposes of approximately $1,100,000 which could be applied against taxable income in subsequent years through 2019. The tax effect of the net operating loss is approximately $410,000, and a valuation allowance of $410,000 has been recorded, since realization is uncertain.


12.      COMMITMENTS AND CONTINGENCIES

LPS, which was acquired on May 28, 1998, had a lease for its operating facilities that expired on December 31, 1998. LPS continues to occupy the facility on a month-to-month basis. The Company will have to relocate in 1999. Management has completed negotiations for the new facility. The Company has also deposited $187,500 for equipment to be used in its operating facilities.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



13.       CONCENTRATION OF SUPPLIER AND SALES

The Company purchases from Torland a substantial amount of its products. The Company is dependent upon the supplier continuing in business and its ability to ship to the United States. The Company believes that it could replace the supplier.

During 1998, the Company purchased approximately $290,000 of sphagnum peat moss from Torland and had accounts payable to Torland at May 31, 1999 of $264,126.


14.      YEAR 2000 COMPUTER CONSIDERATIONS (UNAUDITED)

The Company has completed an inventory of computer systems and other electronic equipment that may be affected by the year 2000 issue and that are necessary to conduct Company operations. All computer and electronic systems identified during the inventory are year 2000 compliant.

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 compliant.


15.      SUBSEQUENT EVENTS

The Company has executed a letter agreement dated July 2, 1999, whereby the rights the Company has to acquire Torland 9006-1474, Quebec, Inc. have been extended through August 15, 1999. (See Note 4). The purchase will require the Company to pay $400,000 at the time of closing and an additional $800,000 during the following year. Further, the Company will be required to issue an additional 700,000 shares of its common stock at time of closing. The Company is presently trying to raise the capital needed to close the transaction in an exempt offering of debt. There can be no assurance that the Company will be successful with this or any other activity to raise additional capital.